May 30, 2019

Guohua Ku
Chairman of the Board of Directors and Chief Executive Officer
China Recycling Energy Corporation
Rong Cheng Yun Gu Building
Keji 3rd Road, Yanta District
Xi'an City, Shaanxi Province
China 710068

       Re: China Recycling Energy Corporation
           Registration Statement on Form S-1
           Filed May 24, 2019
           File No. 333-231755

Dear Mr. Ku:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products
cc:    Jeffrey Li